

August 23, 2012

Philippe F. Courtot
Chairman, President and Chief Executive Officer
Qualys, Inc.
1600 Bridge Parkway
Redwood City, California 94065

> **Re:** **Qualys, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 10, 2012**
> **File No. 333-182027**

Dear Mr. Courtot:

We have reviewed your amended filing and response letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated July 27, 2012.

Risk Factors

We rely on third-party channel partners to generate a substantial amount of our revenues…, page 23

1.   We note your new disclosure on page F-10 that one channel partner accounted for 13% and 11% of the company's accounts receivable balance as of December 31, 2011 and June 30, 2012, respectively. Please provide quantitative disclosure regarding your significant channel partner in this risk factor, including the percentage of the company's consolidated revenue that was generated by this channel partner. Also, tell us what consideration you have given to identifying this channel partner in the prospectus and providing a discussion of any material agreements with this partner.

Consolidated Financial Statements

NOTE 1. The Company and Summary of Significant Accounting Policies

Concentration of Credit Risk, page F-9

2.   We note your added disclosure on page F-10 that one channel partner accounted for 13% and 11% of the company's accounts receivable balance as of December 31, 2011 and June 30, 2012, respectively. Please tell us what consideration you have given to

disclosing the amount of revenues related to significant channel partners based on the disclosure requirements in ASC 280-10-50-42 and ASC 275-10-50-20.

You may contact Joyce Sweeney, Staff Accountant, at (202) 551-3449 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Jan Woo, Attorney-Advisor, at (202) 551-3453. If you require further assistance, you may contact me at (202) 551-3735.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director

cc: Via Email
        Jeffrey D. Saper
        Wilson Sonsini Goodrich & Rosati, P.C.